Mail Stop 3561

July 29, 2009

Roberta Lipson, Chief Executive Officer
Chindex International, Inc.
4340 East West Highway, Suite 1100
Bethesda, Maryland 20814

> **Re: Chindex International, Inc.**
> **Form 10-K for fiscal year ended March 31, 2008**
> **File No. 001-33524**

Dear Ms. Lipson:

We have finished our review of your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Gary Simon, Esq.
     Fax: (212) 422-4726